# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gemini Space Station, Inc., CIK 0002055592
CUSIP: 36866J105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0002085726
Persons authorized to receive notices and communications: Winklevoss Capital Fund, LLC, 301 N Market Street, Suite 1463, Wilmington, Delaware (DE), 19801, 646-751-4444

## Reporting persons
- Winklevoss Capital Fund, LLC (CIK 0002085726): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 82,269,641; sole dispositive power 0; shared dispositive power 82,269,641; aggregate amount beneficially owned 82,269,641 (65.1% of the class)
- Winklevoss Capital Management, LLC (CIK 0002096657): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 82,269,641; sole dispositive power 0; shared dispositive power 82,269,641; aggregate amount beneficially owned 82,269,641 (65.1% of the class)
- Tyler Howard Winklevoss (CIK 0002084694): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 82,269,641; sole dispositive power 0; shared dispositive power 82,269,641; aggregate amount beneficially owned 82,269,641 (65.1% of the class)
- Cameron Howard Winklevoss (CIK 0002084695): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 82,269,641; sole dispositive power 0; shared dispositive power 82,269,641; aggregate amount beneficially owned 82,269,641 (65.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Gemini Space Station, Inc.
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, New York (NY), 10016
Comment: The Reporting Persons (as defined below) previously filed a Schedule 13G on November 14, 2025, pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (File No. 005-95238). The Reporting Persons are filing this Schedule 13D (the "Schedule 13D") after acquiring beneficial ownership of more than 2% of the outstanding shares of Class A common stock ("Class A Shares") of Gemini Space Station, Inc. (the "Issuer") within a 12-month period, as described more fully below.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the following persons and entities (each a "Reporting Person" and collectively the "Reporting Persons"):
(i) Winklevoss Capital Fund, LLC, a Delaware limited liability company ("WCF");
(ii) Winklevoss Capital Management, LLC, a Delaware limited liability company ("WCM"), which is the manager of WCF;
(iii) Tyler Howard Winklevoss ("Tyler Winklevoss"), who is a co-founder and manager of WCM; and
(iv) Cameron Howard Winklevoss ("Cameron Winklevoss") who is a co-founder and manager of WCM.
Residence or business address: The business address of each of the Reporting Persons is Farmers Bank Building, 301 N. Market Street, Suite 1463, Wilmington, Delaware 19801.
Present principal occupation or employment:
WCM is the manager of WCF. WCF is an entity engaged in investment activities.
The principal occupation of Tyler Winklevoss is as Chief Executive Officer and director of the Issuer.
The principal occupation of Cameron Winklevoss is as President and director of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
WCF and WCM are each incorporated under the laws of the State of Delaware.
Tyler Winklevoss and Cameron Winklevoss are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Acquisitions of Class B Common Stock at Issuer's IPO
On September 15, 2025, immediately prior to the consummation of the Issuer's initial public offering ("IPO"), Tyler Winklevoss and Cameron Winklevoss received an aggregate of 75,085,013 shares of Class B common stock of the Issuer ("Class B Shares") in exchange for their interests in units of Gemini Space Station, LLC, a Nevada limited liability company, which is considered the predecessor of the Issuer for accounting purposes, including the units automatically converted from (i) approximately $228.0 million in aggregate principal (plus accrued and unpaid interest thereon) in the Issuer's certain convertible notes previously issued to WCF and (ii) approximately $467.6 million in aggregate principal (plus accrued and unpaid interest thereon) in the Issuer's certain convertible term loans with WCF, each outstanding as of the closing date of the IPO.

In connection with the Issuer's IPO and related reorganizational transactions, WCF also received 41,771 Class B Shares in exchange for its corresponding incentive profits interest units in Gemini Astronaut Corps, LLC.

Private Placement
On May 14, 2026, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with WCF, pursuant to which the Issuer agreed to issue and sell to WCF, in a private placement, 7,142,857 Class A Shares, at a price of $14 per share for aggregate proceeds to the Issuer of $100 million (the "Private Placement"). WCF delivered to the Issuer approximately 1,258 Bitcoin as payment-in-kind for the Class A Shares pursuant to the terms of the Securities Purchase Agreement. The Private Placement closed on May 14, 2026.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons initially acquired beneficial ownership of the Class A Shares for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization, business combination, acquisition or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures or other commercial partnerships or arrangements with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business, governance or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Tyler Winklevoss and Cameron Winklevoss serve as Chief Executive Officer and director and President and director of the Issuer, respectively. Accordingly, each of Tyler Winklevoss and Cameron Winklevoss may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

As of the date hereof, the Reporting Persons beneficially own 82,269,641 Class A Shares, which include (i) 7,142,857 Class A Shares held by WCF and (ii) 75,126,784 Class B Shares held by WCF that may be exchanged at any time, at the option of the holder, for newly issued Class A Shares on a one-on-one basis.

The foregoing beneficial ownership percentage is based on a total of (i) 44,163,149 Class A Shares outstanding as of May 8, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 14, 2026, plus (ii) 75,126,784 Class A Shares issuable upon the conversion of the same number of Class B Shares held by WCF and (iii) 7,142,857 Class A Shares issued to WCF pursuant to the Private Placement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement
On September 12, 2025, in connection with the completion of the Issuer's IPO, the holders of up to 19,040,525 Class A Shares and 75,372,380 Class B Shares, including the Reporting Persons, entered into a registration rights agreement (the "Existing Registration Rights Agreement"), which entitles the holders to certain registration rights. At any time beginning 180 days after the IPO, subject to certain exceptions and limitations, the holders of at least 25% of the registrable securities then outstanding can request that the Issuer register the offer and sale of their shares on a registration statement on Form S-1 so long as the amount of anticipated aggregated offering proceeds, net of underwriting discounts and commissions and offering expenses, is at least $75 million.
The foregoing description of the Existing Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.
On May 14, 2026, in connection with the Stock Purchase Agreement, the Issuer entered into an amendment (the "Amendment") to its existing Registration Rights Agreement dated as of September 12, 2025 (the "Existing Registration Rights Agreement") with the WCF pertaining to the Class A Shares, which provides that the Class A Shares are "Registrable Securities" under the Existing Registration Rights Agreement and subject to the demand registration, piggyback registration and shelf registration rights contained therein. The Amendment also lowers the minimum anticipated aggregate offering proceeds threshold, net of Selling Expenses (as defined in the Existing Registration Rights Agreement), required to trigger a Form S-3 demand registration from $75.0 million to $50.0 million.
The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 - Stock Purchase Agreement, dated as of May 14, 2026 by and between WCF and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed May 14, 2026).

Exhibit 99.3 - Registration Rights Agreement, dated as of September 12, 2025 by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q filed November 10, 2025).

Exhibit 99.4 - Amendment No. 1 to Registration Rights Agreement, dated as of May 14, 2026 by and between WCF and the Issuer (incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed May 14, 2026).

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron H. Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (05/18/2026)
- Winklevoss Capital Management, LLC: /s/ Cameron H. Winklevoss, By Cameron H. Winklevoss, Manager (05/18/2026)
- Tyler Howard Winklevoss: /s/ Tyler H. Winklevoss, Tyler H. Winklevoss (05/18/2026)
- Cameron Howard Winklevoss: /s/ Cameron H. Winklevoss, Cameron H. Winklevoss (05/18/2026)